Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Market Leader, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-121294 and 333-138412) on Form S-8 of Market Leader, Inc. and subsidiaries of our reports dated March 13, 2009, with respect to the consolidated balance sheets of Market Leader, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2008, which reports appear in the December 31, 2008 annual report on Form 10-K of Market Leader, Inc. and subsidiaries.

/s/ KPMG LLP

Seattle, Washington

March 13, 2009